FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Announces Six Grand Prize Winners of the BBM Challenge	3

Document 1

FOR IMMEDIATE RELEASE
January 10, 2012

BlackBerry Announces Six Grand Prize Winners of the BBM Challenge

Eight-week contest inspires young people to pursue their passions as they vie for the chance to meet their celebrity idols
Waterloo, ON – January 10, 2012 – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced the six winners of its BBM™ Challenge contest, which was designed to partner aspiring young adults with some of today’s top celebrity influencers. Utilizing a variety of social applications for BlackBerry® smartphones including BBM™ (BlackBerry® Messenger), 150 young adults competed in an intense eight-week contest for the opportunity to meet their idols in person.

Officially launched on October 3rd, 2011, the BBM Challenge tapped into and encouraged the enormous creative talents of young adults as they pursued their passion in the areas of fashion, music, film, sports, popular culture and entrepreneurship. The contest was centered around the BBM Challenge Council – a group of high achieving celebrity influencers who represent the accomplishments derived from talent, hard work and the spirit to succeed.

RIM is pleased to announce that the following individuals have been selected as grand prize winners of the first ever BBM Challenge:

Theresa Tran of Vancouver, BC will be meeting fashion designer and television personality Whitney Port

Audrey Morgan of Cherry Hill, NJ will be meeting teenage singing sensation Greyson Chance

Devon Carlson of Shaunavon, SK will be meeting film and TV actress Michelle Trachtenberg

Amy Loverin of Walnut, IA will be meeting U.S. Women’s Soccer Goalkeeper Hope Solo

Tristan Josef of Garden Grove, CA will be meeting celebrity blogger Jared Eng, JustJared.com

Brittany Hohn of Somerset, NJ will be meeting entrepreneur and “Intern Queen” Lauren Berger

“Our youth are a new generation of collaborators, who use social tools, like BBM, to get things done together in innovative and creative ways,” said  Rick Costanzo, Regional Managing Director - Americas at Research In Motion. “What better way to promote the pursuit of their passions than to connect them with their biggest celebrity influencers through BBM, one of the largest mobile social networks in the world.”

During the course of the eight-week contest the celebrities played an integral role in mentoring, advising, and encouraging their Protégés using the social communication tools on their BlackBerry 7 smartphones.

Here’s how the BBM Challenge contest worked:
•
Beginning October 3rd, candidates from each of the categories were invited to submit a video or photo and essay at (www.bbmchallenge.com) telling the relevant BBM Challenge Council member why they should be selected as a protégé.  Up to 25 protégés were selected in each category and invited to compete in the Challenge.*

•
Protégés were sent a new BlackBerry® 7 smartphone for themselves and up to three friends, who collaborated on the Challenges outlined below.  Each BBM Challenge Council member provided their protégés with their personal BBM™ PINs and communicated directly with the protégés during the course of the program to issue challenges and offer support and encouragement.

•
The BBM Challenge Council issued four separate challenges to their protégés over an eight week period.  Challenges ranged from pitching an idea for a business to raising money for charity.  Protégés used their BlackBerry smartphone to document their entries, collaborate with their teams using BBM, and tap their social networks to garner support as they competed for the attention of their council member.

•	At the end of the contest, the winning protégés from each category along with their team will visit and spend time with their council member.

•
The contest unfolded online as program followers could see videos featuring the BBM Challenge Council detailing each of the Challenges and watch video footage generated by the protégés for each of the challenge submissions.

BBM Challenge Council Member Quotes:

Fashion – Whitney Port:
"Many people feel that they know me since I have allowed cameras to follow my life and career in fashion, but what they don't realize is that I didn't get to where I am today just by my taste in clothes. Fashion is what defines me and drives me to work hard, but I haven't come this far without the help of industry mentors, friends, family and fans.  They've always been there to build me up and guide me in the right direction.  That's why I'm teaming up with BlackBerry to lead the fashion category of the BBM Challenge Council.  I want to help push the next generation with a passion for fashion."

Music – Greyson Chance:
“I’ve had an amazing year.  I just released my first album, performed all over the world, and got a chance to meet some of my idols.  I’m so incredibly lucky, and it’s all because of my fans tweeting my videos and sharing my work with their friends.  I wouldn’t be here without them.  Now I want to help you do the same.  That’s why I joined the BBM Challenge Council.  I’m looking for the next set of music-loving social superstars.”
Film – Michelle Trachtenberg:
“Being a part of film and television is an exhilarating and rewarding experience, but the best part about being an actress today is that I get to interact with all my fans on Twitter and other outlets in media! It's my appreciation of social media that led me to join the BBM Challenge Council. I'm looking for some social savvy film buffs to join my team.”
Sports - Hope Solo:
“When I was playing against Japan in the Women’s World Cup, fans watching the game broke the record for most tweets per second.  Isn’t that awesome -- to be cheering on your team with the entire world?  It’s that type of spirit that’s inspired me to head up the sports team of the BBM Challenge Council.  I’m looking for socially-connected sports fans to be part of my team.”
Popular Culture – Jared Eng:
“Believe it or not, my success didn’t come overnight; I started my own blog years ago and passed it around to friends. Then they sent it to their friends, one thing led to another and bam!  Here we are! Now, I just want to spread the love. I joined the BBM Challenge Council to find the next generation of pop culture experts.”

Entrepreneurship – Lauren Berger:
“After completing 15 amazing internships in four years, I now own my own business that helps college students land their dream internships.  And it’s in the spirit of helping ambitious, young people reach their full potential that I’m joining T-Mobile and BlackBerry for the BBM Challenge Council.”
* Further information about the BBM Challenge, including full contest details, rules, regulations and full entries can be seen at http://bbmchallenge.blackberry.com/desktop/en/us/home.html
About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746-5606

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained atwww.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 11, 2012	By:	\s\ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer